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                     February 24, 2023

       Andre Fernandez
       Chief Financial Officer
       WeWork Inc.
       575 Lexington Avenue
       New York , NY 10022

                                                        Re: WeWork Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-39419

       Dear Andre Fernandez:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction